November 2, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (416) 933-2300

Mr. Richard E. Waugh
President and Chief Executive Officer
44 King Street West
Scotia Plaza 8th Floor
Toronto, Ontario, Canada M5H 1H1

Re: **Bank of Nova Scotia**
        Form 40-F for the period ended October 31, 2005
        File No. 001-31316

Dear Mr. Waugh:

        We have reviewed your response letter dated June 13, 2006 and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the period ended October 31, 2005
Annual Report
Notes to the Consolidated Financial Statements

Note 25. Reconciliation of Canadian and United States GAAP

(d) Derivative Instruments and Hedging Activities, page 129

1.   We note your response to comment two from our letter dated May 18, 2006. Please revise future filings to describe the extent to which your accounting treatment for derivative gains/losses at inception varies under Canadian and US GAAP.

                                        * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief